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                                      Filed by The TriZetto Group, Inc. pursuant
                                      to Rule 425 under the Securities Act of
                                      1933 and deemed filed pursuant to Rule
                                      14a-12 of the Securities Exchange Act of
                                      1934

                                      Subject Company: The TriZetto Group, Inc.

                                      Commission File No.: 0-27501

    The TriZetto Group, Inc. distributed this press release on May 16, 2000.

IMS HEALTH [LOGO]                                                [LOGO] TRIZETTO
                                                  Enabling Health e Business(TM)

                                      News
                              For Immediate Release

Michael Gury                                         Jodi Amendola
IMS HEALTH Communications                            TriZetto Communications
(203) 222-4230                                       (480) 657-9966

Jack Walsh                                           Ethan Denkensohn
IMS HEALTH Investor Relations                        TriZetto Investor Relations
(203) 222-4250                                       (212) 213-0006

               IMS HEALTH AND TRIZETTO TERMINATE MERGER AGREEMENT

        NEW STRATEGIC ALLIANCE INCLUDES TRIZETTO'S ACQUISITION OF ERISCO;
                PLUS HEALTHWEB AND DATA AGREEMENT WITH IMS HEALTH

     WESTPORT, CT and NEWPORT BEACH, CA, May 16, 2000 -- IMS HEALTH (NYSE:RX) and The TriZetto Group, Inc. (Nasdaq:TZIX) today jointly announced a strategic alliance under which TriZetto will acquire Erisco Managed Care Technologies, a subsidiary of IMS HEALTH, for TriZetto stock. Further, IMS HEALTH and TriZetto will enter a technology and data partnership. The alliance supersedes the merger of the two companies announced March 29, 2000, which has been terminated by the consent of both Boards of Directors.

     TriZetto is a leading provider of vertical, Internet-enabled application services and business portals to the healthcare industry. IMS HEALTH is the world's leading provider of information solutions to the pharmaceutical and healthcare industries.

The new agreement calls for issuance of TriZetto stock in exchange for Erisco, a leading provider of technology solutions supporting 70 million managed care lives worldwide. Based on TriZetto's closing price on May 16, 2000, of $24.00, IMS HEALTH would receive approximately 10.63 million TriZetto shares, valuing Erisco at $255 million. The transaction is structured with a customary collar between a $21 TriZetto stock price, below which IMS HEALTH receives 12.1 million TriZetto shares, and a $29 TriZetto stock price, above which IMS HEALTH receives
8.8 million shares. The final exchange ratio will be


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determined by TriZetto's average daily price for the 15 trading days ending on the third day prior to the closing date, which is expected in August/September 2000.

     IMS HEALTH and TriZetto will remain separate, independently traded public companies. As part of the Erisco transaction, TriZetto's Board of Directors will include an IMS HEALTH representative.

     IMS HEALTH has also committed to enter a business contract for TriZetto's HealthWeb(SM) product and technology services. The HealthWeb Internet portal, augmented with TriZetto's ASP technology, will facilitate an acceleration of IMS HEALTH's Internet strategy. Access to new information sources will enable the development of future IMS HEALTH products.

     "This new approach retains the strategic benefits of the original transaction in a simpler form designed to be more attractive to shareholders," said Victoria R. Fash, president and CEO of IMS HEALTH. "We are committed to the IMS HEALTH business strategy, facilitated by our new partnership with TriZetto."

     "We are very pleased to have developed a strong strategic relationship with IMS HEALTH while accelerating the ASP model which has successfully driven our industry leading position," said Jeffrey H. Margolis, TriZetto chairman and CEO. "Erisco extends TriZetto's ability to provide the widest selection of applications to our customers on a pre-integrated basis. TriZetto will maintain its vendor neutral approach to the market, generating revenue from Erisco through licensing and offering Erisco Facets(TM) and Facts on an ASP basis, together with our other best-of-class 3rd party offerings. Erisco's strong positive cash flow will fuel the growth of our ASP business."

     Separately, IMS HEALTH reaffirmed its intent to spin-off Strategic Technologies, a unit of IMS HEALTH. Strategic Technologies, the global market leader in customized Pharmaceutical Relationship Management (PRM) solutions, helps pharmaceutical companies achieve maximum return on their sales and marketing investments. The Strategic Technologies spin-off will be structured as a tax-free distribution to shareholders, anticipated to be complete in July 2000.

     "We are re-affirming the IMS HEALTH year 2000 growth rate guidance of 15 percent constant dollar revenue growth, and 20 percent EPS growth, on a post-transaction basis," said James Malone, chief financial officer of IMS HEALTH.

     The TriZetto acquisition of Erisco is subject to SEC regulatory clearance, Hart-Scott Rodino approval and approval of TriZetto shareholders.

     The TriZetto Group, Inc. is a leading provider of vertical, Internet-enabled application services and business portals for the healthcare industry. As an application services provider, TriZetto hosts software for a predictable monthly fee, saving customers significant time, money and frustration. HealthWeb, its Internet portal, assists healthcare administrators and professionals in performing their routine tasks and facilitates information-exchange and e-commerce among all key healthcare participants: providers, health plans and employers and health-plan members. Additional information is available at http://www.trizetto.com.

     IMS HEALTH is the world's leading provider of information solutions to the pharmaceutical and healthcare industries. With $1.4 billion in 1999 revenue, IMS HEALTH operates in over 100 countries. IMS HEALTH is the largest pharmaceutical manufacturer information partner, with over 40 years' experience in the industry. Key products and services integral to customer day-to-day operations include: market research for prescription and over-the-counter pharmaceutical products; sales management information to optimize sales force productivity; pharmaceutical relationship management solutions for sales and marketing decision-making; and technology systems and information services that support managed care organizations. Additional information is available at http://www.imshealth.com.

                                       ###


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May 16, 2000

This press release may contain forward-looking information (statements that are not historical facts and relate to future performance) that involves risks and uncertainties. The forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future net revenues, profits, and financial results, the market for TriZetto's services, future service offerings, client and partner relationships, and TriZetto's operational capabilities. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the effectiveness of TriZetto's implementation of its business plan, the market's acceptance of TriZetto's services, risks associated with management of growth, reliance on third parties to supply key components of TriZetto's services, attraction and retention of employees, variability of quarterly operating results, including the effects of the client purchasing patterns due to Year 2000 issues, competitive factors, risks associated with acquisitions, changes in demand for third party products or solutions, which form the basis of TriZetto's service offerings, and risks associated with rapidly changing technology, as well as the risks identified in TriZetto's SEC filings.

This press release includes statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although IMS HEALTH believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause actual results of IMS HEALTH to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks, (ii) to the extent IMS HEALTH seeks growth through acquisitions and joint ventures, the ability to identify, consummate and integrate acquisitions and ventures on satisfactory terms, (iii) the ability to develop new or advanced technologies and systems for its businesses on time and on a cost-effective basis, (iv) regulatory, legislative and enforcement initiatives, particularly in the areas of medical privacy and tax, and (v) deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which IMS HEALTH's customers operate. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company made from time to time with the Securities and Exchange Commission.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT OF TRIZETTO RELATING TO THE TRANSACTION DESCRIBED ABOVE, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. WHEN THIS AND OTHER DOCUMENTS RELATING TO THE TRANSACTION ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN EACH OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FOR FREE FROM TRIZETTO BY DIRECTING YOUR REQUEST TO THE INVESTOR RELATIONS CONTACT PERSONS IDENTIFIED BELOW.


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ADDITIONAL INFORMATION AND WHERE TO FIND IT

     TriZetto plans to file with the Securities and Exchange Commission (the "SEC") and to mail to stockholders of Trizetto a Proxy Statement containing information about the transaction described above. Investors and security holders are urged to read the Proxy Statement and other documents filed with the SEC carefully when they are available. The Proxy Statement and other filings will contain important information about Trizetto, Erisco, the acquisition, the persons soliciting proxies relating to the acquisition, their interests in the acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from Trizetto by calling Investor Relations, telephone: (480) 657-9966. In addition to the Proxy Statement, Trizetto files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Trizetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Trizetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web sit maintained by the SEC at http://www.sec.gov.

INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. NOTHING HEREIN SHALL CONSTITUTE AN OFFER OR ANY SECURITIES FOR SALE.

     Trizetto and its directors and executive officers, who may be considered participants in this transaction, and certain other members of management and employees may be soliciting proxies from Trizetto's stockholders in favor of approval and adoption of the issuance of shares in connection with the merger agreement. Information concerning the participants in the solicitation will be set forth in the Proxy Statement when it is filed with the SEC. In addition, information about Trizetto's directors and executive officers is set forth in TriZetto's Annual Report on Form 10-K for the year ended December 31, 1999, which is filed with the SEC.